AB
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09043017

SEC
Mail Processing
Section

DEC 22 2009

Washington, DC
105

UNITE

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number 3235-0123
Expires: February 28, 2009
Estimated average burden
hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-11539

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING NOVEMBER 1, 2008 (MM/DD/YY) AND ENDING OCTOBER 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BAY COLONY SECURITIES CO., INC.

OFFICIAL USE ONLY
FIRM ID. NO.
2493

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 TRADE CENTER, SUITE 4880
(No. and Street)

WOBURN (CITY) MA (state) 01801 (zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT C. AUDITORE 1-781-722-0005 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Karll, Harvey CPA, P.C.
(NAME- IF INDIVIDUAL STATE LAST, FIRST, MIDDLE NAME)

41 Middle Street (Address) Newburyport (City) MA (State) 01950-2755 (ZIP Code)

CHECK ONE:
XX Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims -for exemption from the requirement that the annual report be covered by the opinion of an independent public* accountant *must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB
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OATH OR AFFIRMATION

I, Robert C. Auditore swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Bay Colony Securities Co., Inc., as of October 31, 2009 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal
Title

Notary Public

FRANK C. AUDITORE
Notary Public
Commonwealth of Massachusetts
My Comm. Expires 12/29/2011

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity, or Partners' or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims, of Creditors.
X (g) Computation of Net Capital
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (i) Information Relating to the Possession or control Requirements under Rule 15c3-3.
X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
X (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
X (m)A copy of the SIPC Supplemental Report.
X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions, of this filing, see section 240.17d-5 (e)(3).*

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

Report on Internal Control Required By SEC Rule 17a-5 for a Broker-Dealer claiming an exemption From SEC Rule 15c3-3

Board of Directors
Bay Colony Securities Co., Inc.
Woburn, MA

In planning and performing my audit of the financial statements of Bay Colony Securities Co., Inc. for the year ended October 31, 2009, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded

properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at October 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, Management, the SEC, (Designated self-regulatory organization), and other regulatory agencies that rely on Rule 17a-5(g) under the

Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harvey E Karll CPA, P.C.
Newburyport, MA
December 16, 2009

Bay Colony Securities Co., Inc.

Audited Financial Statements

For The Year Ended October 31, 2009

Contents

Index
*****
***
*

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

INDEPENDENT AUDITORS REPORT

To the Board of Directors
Bay Colony Securities Co., Inc.
Woburn, Massachusetts

I have audited the accompanying statement of financial condition of Bay Colony Securities Co., Inc., as of October 31, 2009, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards, generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bay Colony Securities Co., Inc. as of October 31, 2009 and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harvey E. Karll CPA, P.C.

Harvey E. Karll CPA, P.C.
December 16, 2009

Bay Colony Securities Co., Inc.
Statement of Financial Condition
October 31, 2009

Assets

Cash & cash equivalents	$ 3,812
Cash - restricted	15,000
Commissions receivable	267,101
Marketable securities	82
Due from affiliate	50,000
Prepaid insurance	2,779
Office equipment, at cost, less accumulated depreciation of $15,964	976
	$ 339,750

Liabilities and Stockholders' Equity

Liabilities	
Accrued expenses	$ 256,686
State income tax payable	1,415
	258,101
Stockholders' equity	
Common Stock, no par value authorized 200,000 shares, issued and outstanding 1,000 Shares	1,000
Additional paid in capital	214,985
Accumulated Deficit	(134,336)
	81,649
	$ 339,750

See Accountant's Report & Accompanying Notes

Bay Colony Securities Co., Inc.
Statement of Income
October 31, 2009

Revenues:	
Commissions	$ 938,268
Other income	126,328
Interest income	64
	1,064,660
Expenses:	
Commissions	988,419
Clearing and execution costs	13,692
Regulatory expenses	9,886
Occupancy	5,811
Other expenses	38,318
	1,056,126
Net income before income taxes	8,534
Provision for income taxes	1,415
Net income	$ 7,119

See Accountant's Report and Accompanying Notes

Bay Colony Securities Co., Inc.
Statement of Changes in Stockholders' Equity
For The Year Ended October 31, 2009

	Capital Stock Common Shares	Capital Stock Common Amount	Additional Paid in Capital	Accumulated Deficit	Total
Balance, Beginning of Year	1,000	$ 1,000	$ 214,985	($ 141,455)	$ 74,530
Net Income				7,119	7,119
Balance, End of Year	1,000	$ 1,000	$ 214,985	($ 134,336)	$ 81,649

See Accountant's Report and Accompanying Notes

Bay Colony Securities Co., Inc.
Statement of Cash Flows
Twelve Months Ended October 31, 2009

		Year To Date
Cash Provided from Operations		
Net Income (Loss)	$ 7,119	
Adjustments		
Add:		
Depreciation	1,247	
Accrued Expenses	256,686	
Accrued Income Taxes	959	
Less:		
Commissions Receivable	(266,621)	
Due from Mesirow	(499)	
Prepaid Insurance	(2,779)	
Accounts Payable	(2,106)	
Cash from Operations		(5,994)
Cash Flows - Invested		
Leasehold Improvements	8,146	
Investing Cash Flows		8,146
Cash Flows - Financing		
Financing Cash Flows		0
Cash Increase (Decrease)		2,152
Cash - Beginning of Year		
Cash-Checking	1,593	
Cash-Restricted	15,000	
Money Market	67	
Total Beginning of Year		16,660
Cash on Statement Date		$ 18,812

(See Accountant's Report & Accompanying Notes)

1. NATURE OF BUSINESS

On August 23, 2008, L & M Securities Company, Inc. changed its name to Bay Colony Securities Co., Inc.(the Company). The Company was incorporated under the laws of the Commonwealth of Massachusetts on November 1, 1996. The Company primarily sells financial products, mostly mutual funds and variable life insurance to institutional investors. The Company is registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company receives commissions and trail fees from the sales of the financial products.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Income Taxes

The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*. SFAS No. 109 requires recognition of deferred tax liabilities and assets for the expected future consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue and Cost Recognition

Customers' securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. Income from variable life insurance products is recorded on the policy date.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At October 31, 2009, the Company had nothing in excess of FDIC insured limits. The Company has not experienced any losses in such accounts.

Depreciation

The fixed assets of the Company are recorded at cost. Depreciation is recorded on the straight-line basis over the estimated useful life of the related assets. Routine repairs and maintenance are expensed as incurred. The estimated useful lives of the Company's assets are as follows:

Office equipment	5 years

Depreciation expense for the year ended October 31, 2009 is $9,393.

Marketable Securities

Marketable securities are valued at market value. The resulting difference between cost and market is included in income.

3. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include all cash balances and highly liquid investments with an initial maturity of three months or less.

4. FAIR VALUE OF FINANCIAL STATEMENTS

The Company's financial statements are cash and cash equivalents. The recorded values of cash and cash equivalents approximate their fair values based on their short-term nature.

5. CASH FLOWS

Cash paid for Interest and Income Taxes is as follows:

Interest	$ 0
Income Taxes	$ 456

6. NET CAPITAL

As a broker/dealer, the company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital computed under 15c3-1 was $27,882 at October 31, 2009, which exceed required net capital of $5,000 by $22,882. The ratio of aggregate indebtedness to net capital at October 31, 2009 was 9.26 to 1.0.

7. RELATED PARTY TRANSACTIONS

An affiliate company, Bay Colony Partners,LLC, pays rent on the office the Company shares with the affiliate company.

Due from affiliate of $50,000 is receivable from Bay Colony Partners, LLC.

Approximately $122,000 of Other Income represents Management Fees charged to the affiliate, Bay Colony Partners, LLC.

The Company and its affiliate, Bay Colony Partners, LLC, are under common control and the existence of this control could result in operating results or financial position of the entity significantly different from those that would have been obtained if the entities were autonomous.

8. CLEARING AGREEMENT AND RESTRICTED CASH

The Company has entered into a one year clearing agreement with Mesirow Financial Inc., whereby the Company executes all customer trades through Mesirow. Net commissions earned are credited to an account in the Company’s name at Mesirow. The agreement will be automatically extended for one year periods unless terminated by a third party notice by either party. Under this agreement the Company is required to keep a minimum balance of $15,000. As of October 31, 2009 the balance was $15,000.

9. INCOME TAXES

The current provision for income tax expense included in the statement of income as determined in accordance with FASB Statement No. 109, Accounting for Income Taxes, is as follows:

Federal	$ 0
State	1,415
	$ 1,415

At October 31, 2009, the Company had net operating loss carryforward of $35,755 that may be used to offset future income. The loss carryforward will expire as follows:

Amount	Year Expires
$ 26,242	10-31-2017
7,201	10-31-2021
2,312	10-31-2022

10. MARKETABLE SECURITIES

Marketable securities consist of the following as of October 31, 2009:

Marketable securities at cost	$ 231
Unrealized appreciation (depreciation)	(149)
Marketable securities, at market value	$ 82

SUPPLEMENTARY INFORMATION

Bay Colony Securities Co., Inc.
Schedule I
Computation of Net Capital
October 31, 2009

Total stockholders' equity	$ 81,649
Deductions	
Nonallowable assets and haircut on marketable securities	53,767
Net capital	27,882
Less: Capital requirement	5,000
Excess net capital	$ 22,882
Aggregate indebtedness	$ 258,101
Ratio of aggregate indebtedness to net capital	9.26 to 1.0

Bay Colony Securities Co., Inc.
Schedule II
Reconciliation of Audited vs. Unaudited Net Capital
October 31, 2009

Unaudited net capital	$ 20,670
Year end accruals	7,212
Audited net capital	$ 27,882

See Accountant's Report and Accompanying Notes

Scedule III
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Bay Colony Securities Co., Inc.
As of 10/31/09

EXEMPTIVE PROVISION UNDER RULE 15c3-3

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based:

A. (k)
(1)—Limited business (mutual funds and/or variable annuities only) ___4550

B. (k)
(2)(i)—"Special Account for the Exclusive Benefit of customers" maintained ___4560

C. (k)
(2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) X 4570

Clearing Firm SEC#s	Name	Product Code	
8- 28816 [4335A]	Mesirow Financial, Inc. [4335A2]	A11	[4335B]
8- [4335C]	[4335C2]		[4335D]
8- [4335E]	[4335E2]		[4335F]
8- [4335G]	[4335G2]		[4335H]
8- [4335I]	[4335I2]		[4335I]

D. (k) (3) Exempted by order of the Commission ___4580

See Accountant's Report and Accompanying Notes

Bay Colony Securities Co., Inc.

Supplemental SIPC Report

October 31, 2009

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

Board of Directors
Bay Colony Securities Co., Inc.

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule (Form SIPC-7T) of Securities Investor Protection Corporation assessments and payments of Bay Colony Securities Co., Inc. for the seven month period ended October 31, 2009. Our procedures were performed solely to assist you in complying with Rule 17a-5(e)(4) and our report is not to be used for any other purpose. The procedures we performed are as follows:

1) Compared listed assessment payments with respective cash disbursement records entries;

2) Compared amounts included with the amounts reported on the audited Form X-17A-5 for the period April 1, 2009 to October 31, 2009 with the amounts reported in the General Assessment Reconciliation (Form SIPC-7T);

3) Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting adjustments; and

5) Compared the amount of any overpayment applied with the Form SIPC-7T on which it was computed.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-7T were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of Ryan Financial, Inc. taken as a whole.

Harvey E. Karll CPA, P.C.

Harvey E. Karll CPA, P.C.
December 16, 2009

SIPC-7T SECURITIES INVESTOR PROTECTION CORPORATION (28-REV 10/09)

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215

202-371 - 8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

011539 FINRA OCT

BAY COLONY SECURITIES CO INC

400 TRADE CENTER, SUITE 4880

WOBURN, MA 01801

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate On the form filed.

Name and telephone number of person to contact respecting this form.

2.A. General Assessment [item 2e from page 2 (not less than $150 minimum) $ 150

B. Less payment made with SIPC-6 filed (exclude interest) ( )

Date Paid	Amount
January 13, 2009	$ 150
November 20, 2009	$ 559

(709)

C. Less prior year overpayment applied ( )

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $(559)

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ ______

H. Overpayment carried forward $(559)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and The person by whom it is executed represent Thereby that all information contained herein Is true, correct and complete.

(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the____ day of______________, 20_____.

(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of Exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning April 1, 2009
and ending________, 20___
Eliminate cents

Item No.		
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$	655,868
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries(except foreign subsidiaries) and predecessors not included above.		
(2) Net loss from principal transactions in securities in trading accounts.		
(3) Net loss from principal transactions in commodities in trading accounts.		
(4) Interest and dividend expense deducted in determining item 2a,		
(5) Net loss from management of or participation in the underwriting or distribution of securities.		
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		
(7) Net loss from securities in investment accounts.		
Total additions		
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		592,452
(2) Revenues from commodity transactions.		
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		5,166
(4) Reimbursements for postage in connection with proxy solicitation.		
(5) Net gain from securities in investment accounts.		
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______________________		
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $__________		
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $__________		
Enter the greater of line (i) or (ii)		
Total deductions		597,618
2d. SIPC Net Operating Revenues	$	58,250
2e. General Assessment @ .0025	$	146
		(to page 1 but not less than $150 minimum)